hannover **re**®

02 NOV 19 AM 9:5 [redacted]

02060447

SUPPL

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

November 14, 2002

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Press Release: "Extraordinary General Meeting approves expansion of capital market options".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Dr. Lutz Köhler

Iris Garbers

Enclosures

Hannover Rückversicherungs-AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
Dr. Wolf Becke, Jürgen Gräber
Dr. Michael Pickel
André Arrago, *Deputy Member*
Dr. Elke König, *Deputy Member*
Ulrich Wallin, *Deputy Member*

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

hannover re®

PRESS RELEASE

Extraordinary General Meeting approves expansion of capital market options

Hannover, 14 November 2002: Today, the Extraordinary General Meeting of Hannover Re approved by a large majority an amendment of the Articles of Association that enables the company to utilise all currently recognised capital market instruments as necessary. In addition to providing for increased authorised capital, a framework has now been created for the issue of convertible and warrant bonds, dividend bonds and participation rights.

As Wilhelm Zeller, Chairman of the Executive Board, explained: "We have thus laid the foundation to ensure that in future we shall continue to be able to flexibly exploit market opportunities on the basis of our solid capital resources". He again stressed that Hannover Re is currently adequately capitalised and consequently has no plans for an equity increase in the short term.

For the impending treaty renewals as at year-end Hannover Re anticipates further hardening of the reinsurance markets. The company will therefore again be able to generate highly profitable business in the coming year. Whether, when and in what form this development might trigger an increased capital requirement cannot currently be foreseen.

On 20 November 2002 Hannover Re will publish its third-quarter financial statement and also provide an initial assessment of the upcoming renewals as at 1 January 2003.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

Hannover Re, *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively*

hannover **rück**

PRESSE INFORMATION

Außerordentliche Hauptversammlung beschließt Erweiterung von Kapitalmarkt-Optionen

Hannover, 14. November 2002: Die außerordentliche Hauptversammlung der Hannover Rück stimmte heute mit großer Mehrheit einer Satzungsänderung zu, die dem Unternehmen die Möglichkeit gibt, alle derzeit gebräuchlichen Kapitalmarktinstrumente im Bedarfsfall nutzen zu können. Neben einem erhöhten genehmigten Kapital bestehen nun auch die Voraussetzungen für die Begebung von Wandel- und Optionsanleihen, Gewinnschuldverschreibungen und Genussrechten.

„Wir haben damit die Grundlage geschaffen, auch zukünftig auf Basis einer soliden Kapitalausstattung unsere Marktchancen flexibel nutzen zu können", erklärte der Vorstandsvorsitzende Wilhelm Zeller. Er betonte erneut, dass die Hannover Rück derzeit angemessen kapitalisiert sei und daher kurzfristig keine Kapitalerhöhung plane.

Für die Ende des Jahres anstehenden Vertragserneuerungen geht die Hannover Rück von einer weiteren Verhärtung der Rückversicherungsmärkte aus. Deshalb wird das Unternehmen im nächsten Jahr erneut sehr profitables Geschäft generieren können. Ob, wann und in welcher Form diese Entwicklung erhöhten Kapitalbedarf auslöst, ist heute noch nicht absehbar.

Die Hannover Rück wird am 20. November 2002 ihren dritten Quartalsabschluss veröffentlichen und auch eine erste Einschätzung der jetzt anlaufenden Erneuerungen zum 1. Januar 2003 geben.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: lutz.koehler@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die*

amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.